11839 East Smith Avenue
Santa Fe Springs, CA 90670
www.aurasound.com
January 18, 2011

Kathryn Jacobson
SEC
100 F Street, NE
Washington, DC 20549

Dear Kathryn,

In connection with the SEC comment letter dated December 27, 2010, please see the responses provided below corresponding to the questions posed in the comment letter.

Form 10-K for the Year Ended June 30, 2010

Note 8 – Warrants, page F-12

1.  In accordance with US GAAP, AuraSound, Inc. (the “Company”) performed a reprice of the warrants based on the difference of calculated fair value of the instruments immediately preceding the reprice execution, and the calculated fair value of the instruments immediately subsequent to the reprice execution. The Company utilizes a Black-Scholes option pricing model to determine the fair value of these equity instruments.

Based on the results of the fair value calculations performed, it was determined that the fair value of the warrants in question experienced a decrease in fair value, which in accordance with US GAAP, is not recognized (only increases in fair value resultant from repricing). Therefore, there was no accounting impact related to the agreement modification, and the Company disclosed the event.

Please note that the Company’s accounting staff has accounting-specific experience in fair value measurements. Additionally, as the reprice of the warrants was related to the acquisition of ASI, and occurred on the same effective date of this acquisition, the Company was also able to take benefit of the performance by third-party valuation specialist, in the form of fair value model inputs for comparative purposes, and we believe that the resultant determination is in accordance with the standards of valuation specialists, and consistent with prior audited fair value calculations utilized for equity-based instruments.

Form 10-Q for the Quarter Ended September 30, 2010

Consolidated Balance Sheets, page 1

2. The Company engaged an independent third-party valuation specialist to perform the purchase price accounting analysis for the acquisition of ASI. At the time of the filing of the Form 8-K/A relating to the purchase of ASI, the Company had only received a preliminary analysis from the valuation specialist. Even though this was a preliminary analysis, management had reason to believe that the pro forma estimates were reliable. Subsequent, to the filing of the ASI acquisition related Form 8-K/A, the Company received a final purchase price allocation, which was recorded in the Form 10-Q for the first quarter-ended September 30, 2010.

With respect to the noted differences between the preliminary analysis and the final allocation of the purchase price, the significant increase in inventory was entirely due to an inventory buildup in anticipation of the holiday season, the fair value of which had not been assessed as of the date of the purchase. Please note that as an original equipment maker, most of our customers are big box stores such who experience a seasonal increase in sales during the holiday season. The calculation of goodwill was determined based on the excess purchase price over the identifiable fair value of assets acquired.

Item 4. Controls and Procedures, page 16

3. Upon the same date herewith, we have filed on EDGAR an amendment no.1 to our form 10-Q ended September 30, 2010.

Please call me at 949-554-4142 or at asingha@aurasound.com with any questions.

Best

AURASOUND, INC.
Aman Singha, Esq.
Chief Administrative Officer